October 16, 2024

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Limited
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

       Re: Fitness Champs Holdings Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 3, 2024
           File No. 333-282016
Dear Joyce Lee Jue Hui:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Capitalization
Indebtedness, page 35

1. On your table of indebtedness, please tell us what the column labeled "As adjusted"
       represents. The notes at the end of the table indicate that you intend to repay the shareholder loans in full using proceeds from this offering, so it is not clear what the as adjusted amounts represents. In addition, we note that your capitalization table also reflects the full amount of shareholder loans in the "as adjusted" column.
 October 16, 2024
Page 2

       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   David Ficksman